Exhibit 23.3

Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form F-3) and related Prospectus of FLEX LNG Ltd. for the registration of ordinary shares, preferred shares, debt securities, warrants, guarantees, purchase contracts, rights, and units and to the incorporation by reference therein of our reports dated March 5, 2024, with respect to the consolidated financial statements of FLEX LNG Ltd. and the effectiveness of internal control over financial reporting of FLEX LNG Ltd., included in its Annual Report (Form 20-F) for the year ended December 31, 2023, filed with the Securities and Exchange Commission.

/s/ Ernst & Young AS

Oslo, Norway
October 2, 2024